SEC
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FEB 25 2013
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SEC 13011691 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 01, 2012 (MM/DD/YY) AND ENDING Dec 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12201 Merit Drive, Suite 700
(No. and Street)

Dallas (City) TX (State) 75251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Starks 469-916-3937
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff, LLP
(Name – *if individual, state last, first, middle name*)

15950 N. Dallas Pkwy, Ste 600 (Address) Dallas (City) TX (State) 75248 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-none-

Mary Lynn Hunzelman
Commission Expires
03-05-2017
NOTARY PUBLIC STATE OF TEXAS

Signature

President

Title

Mary Lynn Hunzelman

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WATERVIEW SECURITIES, INC.

Financial Statements
with
Supplemental Information
and
Independent Auditors' Report

Years Ended December 31, 2012 and 2011

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

Waterview Securities, Inc.
Dallas, Texas

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Waterview Securities, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Waterview Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Wolff, LLP

Certified Public Accountants
February 6, 2013
Dallas, Texas

WATERVIEW SECURITIES, INC.

Statements of Financial Condition
December 31, 2012 and 2011

		2012		2011
ASSETS				
Current assets:				
Cash and cash equivalents	$	**95,855**	$	449,796
Accounts receivable		**-**		91
Prepaid expenses		**2,537**		2,476
FINRA deposit		**70**		35
Total current assets	$	**98,462**	$	452,398
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	**88**	$	55,573
Total current liabilities		**88**		55,573
Commitments and contingencies (Notes 2 and 6)				
Stockholders' equity				
Common stock - $0.01 par value, 100,000 shares authorized; 50,001 shares issued and outstanding		**500**		500
Additional paid-in capital		**49,500**		49,500
Retained earnings		**48,374**		346,825
Total stockholders' equity		**98,374**		396,825
	$	**98,462**	$	452,398

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Income
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Fee and service revenue	$ **35,000**	$ 946,500
Expense reimbursements	**1,721**	7,307
	36,721	953,807
Operating expenses:		
Administrative support	**17,500**	55,750
General and administrative	**1,500**	255,959
Regulatory	**3,297**	5,286
Professional	**5,651**	4,606
Reimbursable expenses	**1,721**	7,321
Dues and subscriptions	**100**	150
Insurance	**728**	364
Shared expenses	**4,800**	4,800
	35,297	334,236
Operating income	**1,424**	619,571
Interest income	**131**	795
Net income	$ **1,555**	$ 620,366

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2012 and 2011

	Common Stock				Additional		Retained Earnings		
	Shares		Amount		Paid-in Capital		(Accumulated Deficit)		Total
Balance, January 1, 2011	50,001		500		49,500		126,467		176,467
Distributions to stockholders	-		-		-		(400,008)		(400,008)
Net income	-		-		-		620,366		620,366
Balance, December 31, 2011	**50,001**	**$**	**500**	**$**	**49,500**	**$**	**346,825**	**$**	**396,825**
Distributions to stockholders							**(300,006)**		**(300,006)**
Net income							**1,555**		**1,555**
Balance, December 31, 2012	**50,001**	**$**	**500**	**$**	**49,500**	**$**	**48,374**	**$**	**98,374**

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income	**$ 1,555**	$ 620,366
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	**91**	8,921
Prepaid expenses	**(61)**	(518)
FINRA deposit	**(35)**	140
Accounts payable	**(55,485)**	55,486
Deferred revenue	**-**	(16,000)
Net cash provided by (used in) operating activities	**(53,935)**	668,395
Cash flows used in financing activities		
Distributions to stockholders	**(300,006)**	(400,008)
Increase (decrease) in cash and cash equivalents	**(353,941)**	268,387
Cash and cash equivalents, beginning of year	**449,796**	181,409
Cash and cash equivalents, end of year	**$ 95,855**	$ 449,796

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). Substantially all of the Company's business is conducted with customers located in the southern United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2012, through the date the financial statements were available to be issued, February 6, 2013.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Accounts receivable
The Company had no non-interest bearing receivables from its customers for the current year ended December 31, 2012. In the prior year ended December 31, 2011, the Company had non-interest bearing receivables from its customers. Management evaluates a customer's credit risk prior to extending credit and does not require collateral. Management evaluates the need for an allowance for uncollectible accounts receivable based on historical write offs and current past due amounts. Management writes off receivables when all attempts to collect, including legal action, have proved ineffective. There were no receivables written off for the years ended December 31, 2012 and 2011, and management determined that no allowance was required.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Income taxes

The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

At December 31, 2012 and 2011, there were no uncertain tax positions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2009 as of December 31, 2012. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2012 and 2011, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

For the year ended December 31, 2012, one customer accounted for 95% of revenues. For the year ended December 31, 2011, two customers accounted for 48% and 45% of revenues, respectively.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain 2011 financial statement amounts have been reclassified to conform to the 2012 financial statement presentations.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 and 2011, the Company had net capital of $95,767 and $394,223 and a net capital requirement of $5,000 in both years. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2012 and 2011. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2012 and 2011, there were no liabilities subordinated to claims of general creditors.

Note 4 - Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 50,001 shares issued and outstanding as of December 31, 2012 and 2011.

Note 5 - Related Party Transactions

The Company has an expense-sharing agreement with an entity owned by the Company's stockholders. The fees paid to the related party amounted to $4,800 for the years ended December 31, 2012 and 2011, respectively.

In August 2009, the Company entered into an agreement with an entity owned by the Company's stockholders, whereby the entity provides to the Company business services of administrative support, document preparation, financial analysis, and creation of marketing materials for fifty percent of the retainer the Company received from its customers upon completion. The administrative support fee paid to the related party amounted to $17,500 and $55,750 for the years ended December 31, 2012 and 2011, respectively. During 2012 and 2011, the Company also reimbursed expenses to the above related parties for $1,721 and $1,013, respectively.

Note 6 - Commitments and Contingencies

The Company receives referrals from third parties and has agreements with the third parties to pay a referral fee based on the financial outcome of the referred project. Management did not owe the third parties any referral fees at December 31, 2012 and 2011.

Note 7 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

WATERVIEW SECURITIES, INC.

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2012

Net capital		
Total stockholders' equity	$	98,374
Less nonallowable assets:		2,607
Net capital	$	95,767
Aggregate indebtedness		
Aggregate indebtedness liabilities	$	88
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	6
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	90,767
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	89,767
Percentage of aggregate indebtedness to net capital		0.09%

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2012.

See independent auditors' report.

WATERVIEW SECURITIES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

REPORT ON INTERNAL CONTROL

Waterview Securities, Inc.
Dallas, Texas

In planning and performing our audits of the financial statements of Waterview Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

Certified Public Accountants
February 6, 2013
Dallas, Texas